EXHIBIT (12)

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    COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
    EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                     DIVIDEND REQUIREMENTS


                                                     Twelve
                                                  Months Ended
                                                  September 30,
                                                      1998
Income before provision for income taxes and      $  63,917,784
fixed charges (Note A)

Fixed charges:
  Interest on first mortgage bonds                $  16,527,916
  Amortization of debt discount and expense less        873,188
  premium
  Interest on short-term debt                           967,231
  Other interest                                        337,855
  Rental expense representative of an interest          160,765
  factor (Note B)

    Total fixed charges                              18,866,955

Preferred stock dividend requirements:
  Preferred stock dividend requirements not           2,338,304
  deductible for tax purposes
  Ratio of income before provision for incomes            1.554
  taxes to net income

  Nondeductible dividend requirements                 3,633,724
  Deductible dividends                                   78,036

    Total preferred stock dividend requirements       3,711,760

Total combined fixed charges and preferred stock
dividend requirements                             $  22,578,715

Ratio of earnings to fixed charges                        3.39x

Ratio of earnings to combined fixed charges and
preferred stock dividend requirements                     2.83x




NOTE A: For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).
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